UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Regal Entertainment Group

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

758766109

(CUSIP Number)

February 28, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758766109

1.	Names of Reporting Persons. The Anschutz Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 758766109

Explanatory Note

This Amendment 1 to Schedule 13G (this “Statement”) is filed following the disposition of all of the securities of Regal Entertainment Group, a Delaware corporation (the “Issuer”), held by the Reporting Person (as defined in Item 2 below). On February 28, 2018, the Issuer consummated the transactions contemplated by that certain Agreement and Plan of Merger, dated as of December 5, 2017 (the “Merger Agreement”), by and among the Issuer, Cineworld Group plc, a public limited company incorporated in England and Wales (the “Parent”), Crown Intermediate Holdco, Inc., a Delaware corporation, and Crown Merger Sub, Inc., a Delaware corporation, whereby the Issuer became a wholly-owned, indirect subsidiary of the Parent (the “Merger”).

In connection with the Merger, 11,560,000 shares of the Issuer’s Class A Common Stock held by the Reporting Person were cancelled and converted into the right to receive $23.00 per share in cash, without interest and subject to deduction for any required withholding tax.

Item 1.

(a)	Name of Issuer

Regal Entertainment Group

(b)	Address of Issuer’s Principal Executive Offices

101 East Blount Avenue
Knoxville, Tennessee 37920

Item 2.

(a)	Name of Person Filing

This Statement is filed by The Anschutz Foundation (the “Reporting Person”).

(b)	Address of Principal Business Office or, if none, Residence

The address of the Reporting Person is as follows:

1727 Tremont Place
Denver, CO 80202

(c)	Citizenship

The Anschutz Foundation is a non-profit charitable organization incorporated in Colorado.

(d)	Title of Class of Securities

Class A Common Stock, par value $0.001 per share (“Class A Common Stock”).

(e)	CUSIP Number

758766109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J). Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The Anschutz Foundation beneficially owns 0 shares of Class A Common Stock.

(b)	Percent of class:

0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2018	THE ANSCHUTZ FOUNDATION

	By:	/s/ Ted E. Harms
	Name:	Ted E. Harms
	Title:	Executive Director